UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from: ____________ to ____________

Commission File Number: 001-12951

A.  Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

BUCKLE 401(K) PLAN

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Security Act of 1974) and are included herein as listed in the table of contents below.

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Buckle 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Buckle 401(k) Plan (the "Plan") as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2025

We have served as the auditor of the Plan since at least 1993; however, an earlier date could not be reliably determined.

BUCKLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2024	December 31, 2023
ASSETS:
Participant directed investments at fair value	$196,343,988	$173,777,494

Receivables:
Notes receivable from participants	2,087,765	1,773,715
Employer contributions	2,803,192	2,726,320
Total receivables	4,890,957	4,500,035

LIABILITIES:
Accrued plan expenses	88,863	—

NET ASSETS AVAILABLE FOR BENEFITS	$201,146,082	$178,277,529

See notes to financial statements.

BUCKLE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	December 31, 2024	December 31, 2023
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$23,221,598	$25,947,172
Interest and dividends	1,808,702	1,975,488
Net investment income	25,030,300	27,922,660

Contributions:
Participant contributions	9,529,715	8,817,794
Employer contributions	2,803,192	2,726,335
Total contributions	12,332,907	11,544,129

Interest income on notes receivable from participants	149,965	100,953

DEDUCTIONS:
Benefits paid to participants	14,314,326	9,628,592
Administrative expenses	330,293	350,036
Total deductions	14,644,619	9,978,628

INCREASE IN NET ASSETS	22,868,553	29,589,114

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	178,277,529	148,688,415

End of year	$201,146,082	$178,277,529

See notes to financial statements.

BUCKLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1.DESCRIPTION OF THE PLAN

The following description of the Buckle 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

General - Established effective February 1, 1986, the Plan is a defined contribution plan covering, with certain specified exclusions, all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan administrator is The Buckle, Inc. (the “Company”). The Plan recordkeeper is Principal Financial Group ("Principal") and the Plan trustee is Principal Trust Company. The Plan has adopted Principal's preapproved ESOP/KSOP plan document.

Contributions - Participants may contribute from 1% to 75% of their eligible pay, as defined under the Plan. The Plan provides for the automatic enrollment of eligible participants at a deferral rate of 3% of eligible pay, unless the participant affirmatively elects otherwise. The Plan also provides for an automatic 1% annual increase in the deferral rate (up to a maximum deferral of 10% of eligible pay) for all participants who have been automatically enrolled in the Plan, unless the participant affirmatively elects otherwise. Participants are allowed to designate all or a portion of their contributions as Roth contributions. The Company may contribute to the Plan at its discretion. In fiscal 2024 and 2023, the Company contributed 50% of employees’ contributions on deferrals up to 6% of their eligible pay. The Company contributions to the Plan were $2,803,192 for the year ended December 31, 2024 and $2,726,335 for the year ended December 31, 2023. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s discretionary contribution and Plan earnings (losses) and is charged with withdrawals and administrative expenses. Allocations are based on participant earnings or account balances, as defined under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments - Participants direct the investment of all contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The Company’s discretionary contributions vest over a six-year period, which is as follows:

Years of Service	Percent Vested
Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Notes Receivable from Participants - Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate established quarterly by the Plan administrator based on the published prime rate plus 1%. At December 31, 2024, participant loans have various maturities through May 2032 at interest rates ranging from 4.25% to 9.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits - On termination of service, a participant may elect to receive a lump-sum amount equal to the value of their vested account, or may elect to receive his or her vested account balance through installment distributions over a specified period. Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships.

Forfeited Accounts - At December 31, 2024 and 2023, forfeited non-vested account balances were $385,632 and $250,697, respectively. Forfeitures of terminated participants’ non-vested account balances are utilized to offset the Company’s discretionary matching contributions made during the plan year and to pay certain administrative expenses for the Plan. The amount utilized to fund a portion of the Company's matching contribution was $200,000 for fiscal 2024 and $125,000 for fiscal 2023.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds, common/collective investment trusts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan at year-end. Common/collective trusts ("CCTs") are valued at the NAV per share, which is based on the fair value of the underlying net assets. Buckle common stock is valued at the quoted market price as of the last trading day of the Plan year.

Shares in the Putnam Stable Value Fund are valued at NAV, which is based on the fair value of the underlying investments as determined by Putnam. The Putnam Stable Value Fund invests in a diversified portfolio including cash alternatives, traditional guaranteed investment contracts, and wrapped actively managed strategies which seeks to preserve principal and achieve high current income. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Putnam Stable Value Fund at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals and administrative expenses.

The net appreciation (depreciation) in fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year. Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Agreement.

Administrative Expenses - Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Agreement.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2024 or December 31, 2023.

Recently Issued Accounting Pronouncements - The Plan has considered all recent accounting pronouncements and concluded that there are no recent accounting pronouncements that may have a material impact on the Plan's financial statements, based on current information.

3.FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023:

Common stock - Buckle common stock is valued at the quoted market price as of the last trading day of the Plan year and is categorized as Level 1.

Mutual funds - Shares of mutual funds are valued at quoted prices that represent the NAV of shares held on the last day of the plan year and are categorized as Level 1. The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trusts - CCTs are public investment vehicles valued using a NAV provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market and valued at the closing price reported on the active market on which those individual securities are traded. These investments are priced daily and have no redemption restrictions.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2024 and 2023:

	As of December 31, 2024
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock	$20,612,346	$—	$—	$20,612,346
Mutual funds	6,648,654	—	—	6,648,654
Total assets in fair value hierarchy	$27,261,000	$—	$—	$27,261,000
Investments at net asset value:
Common/collective trusts				169,082,988
Investments at fair value				$196,343,988

	As of December 31, 2023
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock	$18,679,001	$—	$—	$18,679,001
Mutual funds	14,283,314	—	—	14,283,314
Total assets in fair value hierarchy	$32,962,315	$—	$—	$32,962,315
Investments at net asset value:
Common/collective trusts				140,815,179
Investments at fair value				$173,777,494

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2024 and 2023, there were no transfers between levels.

4.FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) issued an opinion letter dated June 30, 2020 indicating that the preapproved ESOP/KSOP plan adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

The Plan's management is aware of certain operating or administrative issues that, if not corrected, could affect the tax qualified status of the Plan and its related trust and is in the process of correcting the matters identified. Accordingly, Plan management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC to maintain its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants or to continue the trust and distribute benefits as though the Plan had not been terminated.

6.EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include The Buckle Stock Fund, which is invested in the stock of The Buckle, Inc., the Plan sponsor, and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan held 405,675 shares of The Buckle, Inc. common stock at December 31, 2024 and 393,077 shares at December 31, 2023, which had a cost basis of $8,813,616 and $6,975,212, respectively. Dividend income received by the Plan from its investment in the stock of The Buckle, Inc. was $1,547,555 for the year ended December 31, 2024 and $1,586,323 for the year ended December 31, 2023.

Principal serves as recordkeeper for the Plan and manages certain Plan investments. Therefore, these transactions qualify as party-in-interest.

******

BUCKLE 401(k) PLAN
EMPLOYER ID NO: 47-0366193
PLAN NO: 001

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

Column B	Column C	Column E

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment: Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value

* The Buckle, Inc. - The Buckle Stock Fund	405,675 shares	$20,612,346
Mutual Fund:
Metropolitan West Total Return Bond Fund	497 shares	4,136
JP Morgan Mid Cap Value Fund	68,210 shares	2,506,722
Mass Mutual Mid Cap Growth Fund	117,200 shares	2,205,707
MFS New Discovery Value Fund	77,092 shares	1,409,239
* Principal Small Cap Growth Fund	35,209 shares	522,850
Common/Collective Trust Fund:
Putnam Stable Value Fund	3,220,343 shares	3,053,190
FIAM Core Plus Commingled Pool Fund	181,826 shares	4,161,999
Northern Trust Collective Aggregate Bond Index Fund	7,175 shares	769,068
John Hancock Disciplined Value Fund	133,116 shares	3,421,087
Northern Trust Collective S&P 500 Index Fund	37,684 shares	10,159,687
Harbor Capital Appreciation Fund	474,275 shares	8,461,062
Northern Trust Collective Extended Market Index Fund	9,170 shares	1,825,651
Great Gray EuroPacific Growth Fund	197,315 shares	2,394,951
Northern Trust Collective MSCI ACWI ex-US IMI Index Fund	15,173 shares	2,278,094
Lifecycle Fund:
T. Rowe Price 2005 Collective Investment Trust	3,083 shares	65,325
T. Rowe Price 2010 Collective Investment Trust	951 shares	21,502
T. Rowe Price 2015 Collective Investment Trust	2,015 shares	49,744
T. Rowe Price 2020 Collective Investment Trust	25,542 shares	685,808
T. Rowe Price 2025 Collective Investment Trust	124,356 shares	3,648,609
T. Rowe Price 2030 Collective Investment Trust	664,506 shares	21,270,828
T. Rowe Price 2035 Collective Investment Trust	442,897 shares	15,302,108
T. Rowe Price 2040 Collective Investment Trust	428,809 shares	15,728,718
T. Rowe Price 2045 Collective Investment Trust	485,206 shares	18,360,194
T. Rowe Price 2050 Collective Investment Trust	654,315 shares	24,857,425
T. Rowe Price 2055 Collective Investment Trust	480,419 shares	18,231,897
T. Rowe Price 2060 Collective Investment Trust	513,949 shares	12,499,252
T. Rowe Price 2065 Collective Investment Trust	121,561 shares	1,836,789
* Participant Loans	Maturities through May 2032; interest rates of 4.25% - 9.50%	2,087,765
		$198,431,753
* Party-in-interest.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(k) PLAN

Date: June 27, 2025	By:	/s/ Thomas B. Heacock
Thomas B. Heacock
Senior Vice President of Finance, Treasurer,
and Chief Financial Officer

EXHIBIT INDEX

Exhibit 23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM